UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-I/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SYMBOLIC LOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049R209

(CUSIP Number of Class of Securities)

Matthew Stecker

Chief Executive Officer

9800 Pyramid Court, Suite 400

Englewood, CO 80112

(303) 802-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the filing person)

Copy to:

Robert S. Matlin, Esq.

David A. Bartz, Esq.

K&L Gates LLP

599 Lexington Ave

New York, NY 10022

(212) 536-3900

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 23, 2022 (as it may be further amended or supplemented from time to time, the “Schedule TO”) related to the offer by Symbolic Logic, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $9.6 million of shares of its common stock, par value $0.001 per share, pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $1.30 and not more than $1.55 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 23, 2022 (the “Offer to Purchase”), a copy of which was filed therewith as Exhibit 12(a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was attached as Exhibit 12(a)(1)(B) to the Schedule TO. The Company expects to announce the final results on Tuesday, June 28, 2022 and purchase the accepted shares thereafter.

Capitalized terms used but not defined in this Amendment No. 1 have the meanings assigned to such terms in the Schedule TO and the Tender Offer.

This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read together with the Schedule TO and the Tender Offer.

Item 11.

Item 11 of the Schedule TO is hereby supplemented by adding the following:

“On June 24, 2022, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired one minute after 4:59 Eastern Daylight Time on June 23, 2022. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B) Press release issued June 24, 2022, announcing the preliminary results of the tender offer.

Exhibit Number	Description

(a)(1)(A)**	Offer to Purchase, dated May 23, 2022.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 23, 2022.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 23, 2022.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Press release issued May 23, 2022, announcing the commencement of the Tender Offer.

(a)(5)(B)√	Press Release issued June 24, 2022 announcing the preliminary results of the Tender Offer.

(b)	Not applicable.

(c)	None.

(d)(A)*	Employment Agreement entered into between Evolving Systems, Inc. and Matthew Stecker (incorporated by reference to Exhibit 10.1 of the 8-K, filed on July 23, 2019).

(d)(B)*	Amendment to Employment Agreement entered into between Evolving Systems, Inc. and Matthew Stecker (incorporated by reference to Exhibit 10.1 of the 8-K, filed on May 22, 2020).

(d)(C)	Evolving Systems, Inc. 2016 Stock Incentive Plan, as amended (incorporated by reference to Appendix A of the Definitive Proxy Statement on Schedule 14A, filed on April 26, 2018).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table.

*	Management contract or executive compensation plan or arrangement
**	Filed Previously
√	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Symbolic Logic, Inc.

Date: June 24, 2022	By:	/s/ Matthew Stecker

		Name:	Matthew Stecker

		Title:	Chief Executive Officer and Executive Chairman